Ultra Petroleum Corp. has requested confidential treatment for the redacted portion of this letter and its attachments under Rule 83 of the SEC’s Rules of Practice and has delivered a complete unredacted copy of the letter and the attachments to its examiner at the Division of Corporation Finance.

February 13, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. H. Roger Schwall, Assistant Director

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultra Petroleum Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

Comment Letter Dated December 12, 2014

File No. 1-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the comment letter dated December 12, 2014 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to our form 10-K referenced above (the “Form 10-K”).

In this letter, we reproduce the Staff’s comments in italics typeface, and make our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request the Staff provide any further comments at its convenience.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Note 15 – Disclosure about Oil and Gas Producing Activities (Unaudited), page 81

Analysis of Changes in Proved Reserves, page 83

1.	Your response to prior comment one identifies various differences in the assumptions underlying your calculation of SEC reserves and those underlying your future development activities. To clarify the impact that these differences have had on activity related to your PUD volumes over time, please address the following:

•	Tell us the reasons that of the PUD reserves “transferred in” in 2012, 57% were “transferred out” in 2013 when the SEC required historic-based price per MMBtu increased from approximately $2.76 to $3.76. Also explain why 76% of the quantities “transferred in” in 2010, and 84% of the quantities “transferred in” in 2011, were “transferred out” in the subsequent year or years.

Letter to SEC Division of Corporate Finance

February 13, 2015

Your response should address the assumptions and criteria utilized in reaching your final investment decision to develop such locations as well as the facts and circumstances that subsequently altered your development plans. To the extent pricing was the reason for your decision to not develop these PUD locations and volumes, please indicate the SEC price utilized at each booking date and at the time the related volumes were subsequently removed.

For each of the reasons other than price that led you to remove locations and volumes designated as PUDs, indicate the reason and quantify the related PUD volumes removed and the year this occurred.

Response:	In our year-end 2013 reserve report, we transferred out 433,225 MMcfe of the 756,595 MMcfe of PUD reserves we transferred in to our year-end 2012 reserve report. Of these transfers: <<REDACTED>> [1]

<<REDACTED>>2

<<REDACTED>>3

In our year-end 2010 reserve report, we transferred in 963,678 MMcfe of PUD reserves, and in our year-end 2011 reserve report, we transferred in 1,085,283 MMcfe of PUD reserves. We added these reserves because we were expanding our rig fleet as a part of increasing our level of drilling activity in Pinedale Field and also because we were increasing our level of investment in drilling activities in our Pennsylvania properties.

Of the PUD volumes transferred out in 2012 (2,314,416 MMcfe), nearly all were due to pricing, either directly, because they were uneconomic at year-end 2012 SEC gas prices ([XXX]4 MMcfe of the 2010 transfers in and [XXX]5 MMcfe of the 2011 transfers in; [XXX]6 MMcfe in total), or indirectly, because the low gas price resulted in decreased PUD capital available in subsequent years ([XXX]7 MMcfe from 2010 transfers in and [XXX]8 MMcfe from 2011 transfers in; [XXX]9 MMcfe in total).

[1]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #1
[2]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #2
[3]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #3
[4]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #4
[5]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #5
[6]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #6
[7]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #7
[8]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #8
[9]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #9

Letter to SEC Division of Corporate Finance

February 13, 2015

•	For each of the four years 2010 through 2013, provide a detailed explanation of how the projected development costs and drilling schedules for the first year utilized in compiling your estimates of the PUD reserves compared to the approved capital expenditure budget, operating plan and actual drilling schedules for the following year.

For example, explain how the projected development costs and development schedule for 2014 in the PUD reserve estimate as of December 31, 2013, compared to the approved capital expenditure budget, operating plan and actual drilling schedule for 2014.

Response:	Table 1 set forth below provides the requested information.

The column captioned “Development Plan” lists the total company capital expenditures in our preliminary operating plan for the referenced year, and the column captioned “Approved Capex Budget” lists the capital budget for the referenced year formally approved in February of that year. The column captioned “Actual Capex Spend” lists the amount of capital investments actually made during the referenced year (excluding acquisition capital), and the column captioned “First Year PUD Capex” lists capital scheduled for PUD drilling during the first year after the referenced year.

Table 110

Year	Development Plan (M$)		Approved Capex Budget (M$)		Actual Capex Spend* (M$)		First Year PUD Capex (M$)
2010	$	XXX	$	XXX	$	XXX	$	XXX
2011	$	XXX	$	XXX	$	XXX	$	XXX
2012	$	XXX	$	XXX	$	XXX	$	XXX
2013	$	XXX	$	XXX	$	XXX	$	XXX
2014	$	XXX	$	XXX	$	XXX	$	XXX

*	Excludes capex associated with our acquisitions from 2010, 2013 and 2014.

•	With respect to 2011 activity in Schedule 2, please describe the criteria and assumptions for each of the referenced categories and explain why the reserves that were transferred out had economic prospects that were significantly better than those drilled, retained, and transferred in.

Response:	In Schedule 2, “PUD Conversions” refers to locations booked as PUDs that were actually drilled during an applicable year. The “PUD Conversions” between the 2010 and 2011 reserve report relate to PUDs we booked at year-end 2010 and drilled during 2011.

[10]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp. as to the items marked with “X” in Table 1; Request #10

Letter to SEC Division of Corporate Finance

February 13, 2015

In Schedule 2, “Non-PUD Conversions” refers to locations that were in an unproved category when they were drilled. The “Non-PUD Conversions” between the 2010 and 2011 reserve report relate to unproved locations we drilled during 2011. Some of these unproved locations were in Pennsylvania, and were drilled as a consequence of our decision to increase our investments in Pennsylvania. Some of these unproved locations were the types of locations described in the last paragraph of our response to your comment #5 in our November 21, 2014 response letter (i.e., additional in-fill wells to test increased density spacing and substitute bottom-hole locations).

In Schedule 2, the “Transfers Out” category between the 2010 and 2011 reserve report refers to locations booked as PUDs in our year-end 2010 reserve report that were not drilled during 2011 and that also failed to meet our internal criteria, or the SEC rules and requirements, or both, for booking as PUDs in our year-end 2011 report. We removed some of these locations in Wyoming because we were allocating more drilling capital to Pennsylvania drilling and also because of adjustments to our Wyoming drilling schedule. We removed others because, although the locations were scheduled to be drilled within five years of the preparation of our 2010 reserve report, they had been originally booked in 2003, 2004 or 2005, and were not drilled during 2011. Our year-end 2011 reserve report included 9 locations originally booked in 2003, 2004 or 2005 that were not drilled in 2011. We drilled 6 of these wells in 2012, and the remaining undrilled wells were transferred out.

In Schedule 2, the “Retained PUDs” category between the 2010 and 2011 reserve report refers to locations that were booked as PUDs in our year-end 2010 reserve report, were not drilled during 2011, and met our internal criteria and SEC rules and requirements for booking as PUDs in our year-end 2011 reserve report. We determined the locations represented by the “Retained PUDs” category by application of the rigorous, location-by-location process of reserve report preparation we outlined in our response to your September 19, 2014 letter.

In Schedule 2, the “Transfers In” category between the 2010 and 2011 reserve report refers to locations that were promoted to PUD status in our year-end 2011 reserve report but that were not booked as PUDs in our year-end 2010 report. These locations satisfied our internal criteria and the SEC rules and requirements for booking as PUDs in our 2011 report and included locations in Pennsylvania, added because we allocated more drilling capital to new wells in Pennsylvania after our acquisition there in 2010, and Wyoming, added because we were expanding our rig fleet in Wyoming.

Finally, the higher average IRR locations were transferred out between our 2010 and 2011 reserve report due to drilling schedule changes. When we adjust our drilling schedule, especially in Pinedale Field where we drill on multi-well pads, we do not prioritize drilling sequence based solely on individual well returns. As we discussed in our response to Staff comment #1 in our November 21, 2014 letter, other factors are also considered. As a result, when adjustments to our drilling schedule cause transfers, sometimes wells with lower IRRs replace wells with higher IRRs in our near-term schedule. In addition, some of the higher IRR locations were removed because they had

Letter to SEC Division of Corporate Finance

February 13, 2015

been claimed as PUD reserves for five years at the time of the year-end 2011 reserve report. Those locations retained their position in our drilling schedule and some of them were drilled as probable conversions in 2014.

2.	With regard to Schedule 1 and Schedule 2, submitted along with your prior response letter, please address the following points.

•	Clarify the extent to which “transferred out” quantities relate to volumes removed due to uneconomic pricing and modify your reconciliations to also identify volumes removed for other reasons, such as sales.

Response:	Of the 147,539 MMcfe of reserves transferred out between our 2009 and 2010 reserve reports, none were removed due to uneconomic pricing; all of the affected reserves were removed due to adjustments to our drilling schedule. No divestitures impacted our PUD reserves between these years.

Of the 362,546 MMcfe of reserves transferred out between our 2010 and 2011 reserve reports, [XXX]11 MMcfe were removed due to uneconomic pricing and [XXX]12 MMcfe were removed due to drilling schedule adjustments, including [XXX]13 MMcfe attributable to locations not designated to be drilled within five years of the 2011 report. No divestitures impacted our PUD reserves between these years.

Of the 2,314,416 MMcfe of reserves transferred out between our 2011 and 2012 reserve reports, [XXX]14 MMcfe were removed due to uneconomic pricing and [XXX]15 MMcfe were removed due to changes in our development plan during the low gas price environment, including [XXX]16 MMcfe attributable to locations not designated to be drilled within five years of the 2011 report. No divestitures impacted our PUD reserves between these years.

Of the 673,990 MMcfe of reserves transferred out between our 2012 and 2013 reserve reports, [XXX]17 MMcfe were removed due to uneconomic pricing and [XXX]18 MMcfe were removed due to drilling schedule adjustments, including changes due to our near-term reduced 5-acre development and increased 10-acre development in Pinedale as described above. No divestitures impacted our PUD reserves between these years.

•	Clarify the extent to which “transferred in” quantities relate to volumes for locations that were not deemed to be reserves in the prior year due to uneconomic pricing and modify your reconciliations to also identify volumes added for other reasons, such as purchases.

[11]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #11
[12]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #12
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[16]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #16
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[18]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #18

Letter to SEC Division of Corporate Finance

February 13, 2015

Response:	Of the 963,678 MMcfe of reserves transferred into our year-end 2010 reserve report, [XXX][19] MMcfe were not deemed to be PUD reserves in the prior year due to uneconomic pricing, and [XXX][20] MMcfe were not deemed to be PUD reserves in the prior year due to our then-development schedule. No acquisitions impacted our PUD reserves between our 2009 and 2010 reserve reports.

Of the 1,085,283 MMcfe of reserves transferred into our year-end 2011 reserve report, [XXX]21 MMcfe were not deemed to be PUD reserves in the prior year due to uneconomic pricing, and [XXX]22 MMcfe were not deemed to be PUD reserves in the prior year due to our drilling schedule at the time we prepared the report. No acquisitions impacted our PUD reserves between our 2010 and 2011 reserve reports.

Of the 756,595 MMcfe of reserves transferred into our year-end 2012 reserve report, one location ([XXX]23 MMcfe) was not a PUD in the prior year due to uneconomic pricing, and [XXX]24 MMcfe were promoted to PUD status in our year-end 2012 reserve report due to adjustments to our drilling schedule and changes in our development plan prompted principally by low gas prices. No acquisitions impacted our PUD reserves between our 2011 and 2012 reserve reports.

Of the 1,331,255 MMcfe of reserves transferred into our year-end 2013 reserve report, [XXX]25 MMcfe were not deemed to be PUD reserves in the prior year due to uneconomic pricing, and [XXX]26 MMcfe were not deemed to be PUD reserves in the prior year due to our development plan at the time we prepared our 2012 report. No acquisitions impacted our PUD reserves between our 2012 and 2013 reserve reports.

•	Modify your analysis of internal rates of return to also identify the metrics associated with any material adjustments within transfers in and transfers out, related to matters other than the pricing economics.

Response:	Schedule 1 attached to this letter is a modification of the referenced Schedule 2, and includes an expansion of portions of the table related to our transfers.

3.	The guidance in Rule 4-10(a)(31)(ii) of Regulation S-X requires that prior to booking proved undeveloped reserves, you must have adopted a development plan indicating the locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time. Please address the following points, which are based on observations relative to this guidance.

[19]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #19
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[24]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #24
[25]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #25
[26]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #26

Letter to SEC Division of Corporate Finance

February 13, 2015

•	Tell us your reasons for including PUD reserves older than five years in your reserve calculations for each year for which this is the case. For example, explain why you included PUD volumes from 2003, 2004 and 2005 in your December 31, 2010 reserve estimate.

•	As locations for which reserves have been claimed for the four years preceding the most recent estimate would generally need to be scheduled for drilling in the near term to be properly claimed as reserves, explain the reasons you converted only 60% of such reserves in 2013, 8% in 2012, and 12% in both 2011 and 2010.

Response:	In our year-end 2009 reserve report, [XXX][27] MMcfe of our 2009 PUDs ([XXX][28]% of our 2,300,138 MMcfe total 2009 PUD reserves) were over five years old. We booked them in 2009 because we planned to drill them within five years of the “as of” date of that report (12/31/2009). We also claimed [XXX][29] MMcfe of “four-year old” PUD reserves in 2009 ([XXX][30]% of our total PUDs that year). We included them because we planned to drill them within five years of the 2009 report. We converted 10.2% of these PUDs in 2010 because not all of them were scheduled to be drilled in 2010.

In our year-end 2010 reserve report, [XXX]31 MMcfe of our 2010 PUDs ([XXX]32% of our 2,645,484 MMcfe total PUD reserves that year) were over five years old. We booked them in 2010 because we planned to drill them within five years of the “as of” date of that report (12/31/2010). We also claimed [XXX]33 MMcfe of four-year old PUD reserves in 2010 ([XXX]34% of our total 2010 PUDs). We included them because we planned to drill them within five years of the 2010 report. We converted 26.4% of these PUDs in 2011 because not all of them were scheduled to be drilled in 2010.

In our year-end 2011 reserve report, just [XXX]35 MMcfe of our 2011 PUDs ([XXX]36% of our 2,932,889 MMcfe total 2011 PUD reserves) were over five years old. We booked them in 2011 because we planned to drill them within five years of the “as of” date of that report (12/31/2011). We also claimed [XXX]37 MMcfe of four-year old PUD reserves in 2011 ([XXX]38% of our total PUDs that year). We included them because we planned to drill them within five years of the 2010 report. We converted 7.2% of these PUDs in 2012 because not all of them were scheduled to be drilled in 2012. The remainder of the four-year old PUDs were transferred out for our 2012 report.

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Letter to SEC Division of Corporate Finance

February 13, 2015

In our year-end 2012 reserve report, none of our 1,191,086 total proved undeveloped reserves were over five years old. In addition, we claimed only [XXX]39 MMcfe of four-year old PUDs in 2012 ([XXX]40% of our total PUDs that year). We converted 60% of these reserves during 2013. We transferred out the undrilled locations for our 2013 report.

For our year-end 2009 and 2010 reserve reports, we determined our PUD reserves complied with Rule 4-10(a)(31) of Regulation S-X because all the PUDs we claimed in those years were scheduled to be drilled within five years of the “as of” date of the respective reports.

For our year-end 2011 reserve report, we determined our PUD reserves complied with Rule 4-10(a)(31) because all the PUDs we booked that year were scheduled to be drilled within five years of the “as of” date of the report, only [XX]41% of our total PUD reserves were more than five years old, and we transferred out the undrilled PUD reserves that were more than five years old after 2012 activity.

For our year-end 2012 reserve report, we determined our PUD reserves complied with Rule 4-10(a)(31) because none of the PUD reserves we included in the reports were more than five years old, and because any undrilled PUD reserves that were five years old at the end of activity in 2013 were transferred out for the 2013 reserve report.

*        *        *

Should you or your Staff have any questions concerning the enclosed materials, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith
Garrett B. Smith
Chief Legal Counsel and
Corporate Secretary

[39]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #39
[40]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #40
[41]	Rule 83 Confidential Treatment Request made by Ultra Petroleum Corp.; Request #41

Ultra Petroleum Corp. requests confidential treatment under Rule 83 for the items marked with “X” in this schedule.

SCHEDULE 1

	IRR SEC Price		IRR Strip Price		Avg. EUR, MMCF
2009 PUD Reserves	X	%	X	%	X
PUD Conversions	X	%	X	%	X
Non-PUD Conversions	X	%	X	%	X
Transfers Out - Uneconomic	X	%	X	%	X
Transfers Out - Economic	X	%	X	%	X
Schedule Change	X	%	X	%	X
5-Year Rule	X	%	X	%	X
Retained PUDs	X	%	X	%	X
Transfers In - Previously Uneconomic	X	%	X	%	X
Transfers In - Previously Economic	X	%	X	%	X
2010 PUD Reserves	X	%	X	%	X
PUD Conversions	X	%	X	%	X
Non-PUD Conversions	X	%	X	%	X
Transfers Out - Uneconomic	X	%	X	%	X
Transfers Out - Economic	X	%	X	%	X
Schedule Change	X	%	X	%	X
5-Year Rule	X	%	X	%	X
Retained PUDs	X	%	X	%	X
Transfers In - Previously Uneconomic	X	%	X	%	X
Transfers In - Previously Economic	X	%	X	%	X
2011 PUD Reserves	X	%	X	%	X
PUD Conversions	X	%	X	%	X
Non-PUD Conversions	X	%	X	%	X
Transfers Out - Uneconomic	X	%	X	%	X
Transfers Out - Economic	X	%	X	%	X
Schedule Change	X	%	X	%	X
5-Year Rule	X	%	X	%	X
Retained PUDs	X	%	X	%	X
Transfers In - Previously Uneconomic	X	%	X	%	X
Transfers In - Previously Economic	X	%	X	%	X
2012 PUD Reserves	X	%	X	%	X
PUD Conversions	X	%	X	%	X
Non-PUD Conversions	X	%	X	%	X
Transfers Out - Uneconomic	X	%	X	%	X
Transfers Out - Economic	X	%	X	%	X
5-ac wells	X	%	X	%	X
Jonah wells	X	%	X	%	X
Schedule Change	X	%	X	%	X
Retained PUDs	X	%	X	%	X
Transfers In - Previously Uneconomic	X	%	X	%	X
Transfers In - Previously Economic	X	%	X	%	X
2013 PUD Reserves	X	%	X	%	X